NEWS RELEASE

North American Palladium Announces Completion of C$70 Million Debt Financing

Toronto, Ontario, October 5, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX:PDL) (NYSE Amex:PAL) today announced that on October 4, 2011 it sold C$70 million of senior secured notes (the “Notes”) by way of a private placement.

The Notes were issued in C$1,000 denominations and bear interest at a rate of 9.25% per year, payable semi annually. The Notes will mature on October 4, 2014, with the Company having an option to extend for an additional one year.

The Company also issued one warrant with each Note.  Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014.  If exercised, NAP will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35.  The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

The Company intends to use the proceeds of the private placement to fund the continued expansion of its Lac des Iles palladium mine in Northern Ontario and for general working capital purposes.  The Notes are guaranteed by the Company's subsidiaries and secured by a first charge on the assets of NAP and the subsidiaries, excluding accounts receivable, inventory and certain other assets, which are pledged in support of the Company’s US$60 million operating line of credit with Scotiabank.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the Notes, warrants, or any other securities in the United States or any other jurisdiction. The Notes, warrants and common shares issuable upon exercise of the warrants, have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may only be offered and sold in the United States and to, or for the account benefit of, U.S. persons pursuant to an exemption from the registration requirements of the U.S. Securities Act. In addition, the Notes, warrants and common shares issuable upon exercise of the warrants, may only be offered and sold in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Jeff Swinoga
Vice President, Finance and Chief Financial Officer
Telephone: 416-360-7590 Ext. 1952
Email: jswinoga@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and that the forward-looking statements are not guarantees of future performance. Forward-looking statements are necessarily based upon a number of estimates, assumptions and factors that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the Lac des Iles and Sleeping Giant mines may not perform as planned, that the Offset Zone, Vezza project and other properties may not be successfully developed, that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations and the possibility that the financing may not satisfy mine expansion objectives. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.